EXHIBIT 6
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24 March 2004

                              WPP GROUP plc ("WPP")


WPP announces that on 24th March 2004 it acquired 800,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of
538.8741 pence per share.


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